SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2006

                                 LANOPTICS LTD.
                              (Name of Registrant)


               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and Form S-8 Registration Statement File No. 33-71822.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: September 5, 2006

                           [EZCHIP TECHNOLOGIES LOGO]

  EZchip Technologies Commences Volume Shipments of Its NP-2 Network Processor

 DISPLACING IN-HOUSE ASICS IN CARRIER ETHERNET SYSTEMS FOR TRIPLE PLAY SERVICES

SAN JOSE, CALIF., September 5, 2006 - EZchip Technologies Ltd. (a subsidiary of LanOptics Ltd., NASDAQ:LNOP), a fabless semiconductor company providing high-speed network processors, today announced that volume shipments of its NP-2 network processor to its customers are underway. The NP-2 is EZchip's third generation network processor family featuring high integration and flexible programming ideal for Carrier Ethernet products designed for triple play services.

The EZchip NP-2 has gained traction at major tier-1 system vendors and is being used primarily for building Carrier Ethernet products. NP-2's flexible programming enables the support of all the advanced features required for triple play services, and often replaces in-house ASIC designs at the system vendor. NP-2 saves system vendors' development time and cost and provides programming flexibility to extend the lifetime of their products and their success in the marketplace.

"The processing flexibility and high level of integration provided by the NP-2 are key for building successful Carrier Ethernet products," said Eli Fruchter, President and CEO of EZchip Technologies. "The potential use of one to four NP-2 devices per line card and 10-12 line cards per chassis represents a strong market opportunity for the NP-2 in the Carrier Ethernet space. The leading system vendors are adopting flexible network processors in the Carrier Ethernet space to better deal with data processing demands that fixed-function in-house ASICs are less suitable for. We are now designing our next generation chips, NP-3 and NP-4, to maintain our strong market traction and support our tier-1 customer roadmaps. With over 90 design wins including a majority of the tier-1 system vendors, we're now focusing on addressing the tier-1 customers' requirements that represent the bulk of our revenue potential."

NP-2 is available in three models, which are pin and software compatible enabling them to be interchangeably assembled on boards to build different product classes. The NP-2/10 and NP-2/10L provide 10-Gigabit duplex processing with and without traffic management, and NP-2/5 provides 5-Gigabit duplex processing. NP-2 integrates all the major line-card functions on a single chip including 10-Gigabit (or 5-Gigabit) full-duplex processing, classification search engines, traffic managers as well as ten 1-Gigabit and one 10-Gigabit Ethernet MACs/ports

ABOUT EZCHIP TECHNOLOGIES

EZchip Technologies is a fabless semiconductor company that provides high-speed network processors. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on EZchip, visit our web site at http://www.ezchip.com

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN LNOP FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2006 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LNOP.

Company Contact:
Daureen Green
EZCHIP TECHNOLOGIES, ISRAEL
++972-4-959-6677
dgreen@ezchip.com